United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2015

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

* Resolutions adopted at the General Ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: April 24th, 2015

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A.B. DE C.V.

The undersigned, Alternate Secretary of the Board of Directors of GRUMA, S.A.B. DE C.V.,

 HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 24th, 2015 adopted the resolutions that are summarized as follows:

FIRST: In connection with the First item of the agenda:

1) Approved the individual and consolidated financial statements of GRUMA, S.A.B. DE C.V. for the Fiscal Year beginning on January 1st, through December 31st, 2014, as well as the reports referred to by Article 28 section IV of the ''Ley del Mercado de Valores'' (Mexican Securities Law) and Article Nineteen section IV of the Company's By-laws for the Fiscal Year ending December 31st 2014, consisting of:

A) Audit Committee's Annual Report;
B) Corporate Governance Committee's Annual Report;
C) Chief Executive Officer's Annual Report;
D) Board of Director's opinion of the Chief Executive Officer's Report;
E) Board of Director's Operations and Activities Report; and
F) Report Regarding the Policies and Accounting and Information Guidelines used for the preparation of the Financial Information.

2) The Meeting approved all the acts performed by the Board of Directors of the company in the fulfillment of its duties during the 2014 fiscal year.

SECOND: The compliance report on the Company's fiscal obligations referred to by Article 76 section XIX of the ''Ley del Impuesto Sobre la Renta'' (Mexican Income Tax Law), was read.

THIRD: I n connection with the Third item of the agenda:

1. Approved  that the Individual Net Income of Gruma, S.A.B. de C.V. for the 2014 Fiscal Year, which amounts to $1,319,716,000.00 (ONE THOUSAND THREE HUNDRED AND NINETEEN MILLION SEVEN HUNDRED AND SIXTEEN THOUSAND PESOS 00/100 MEXICAN CURRENCY) shall be applied as follows:

a) 5% (five per cent) of the individual net income, this is the amount of $65'985,800.00 (SIXTY FIVE MILLION NINE HUNDRED AND EIGHTY FIVE THOUSAND EIGHT HUNDRED PESOS 00/100 MEXICAN CURRENCY) shall be applied to reconstitute the legal reserve.

b) The remaining amount, this is $1,253'730,200.00 (ONE THOUSAND TWO HUNDRED AND FIFTY THREE MILLION SEVEN HUNDRED AND THIRTY THOUSAND TWO HUNDRED PESOS 00/100 MEXICAN CURRENCY), shall be applied to the Retained Earnings account.

2. Approved the payment of a cash dividend in the amount $692'398,526.40 (SIX HUNDRED AND NINETY TWO MILLION THREE HUNDRED AND NINETY EIGHT THOUSAND FIVE HUNDRED AND TWENTY SIX PESOS 40/100 MX. CY.), equivalent to $1.60 (ONE PESO AND SIXTY CENTS MEXICAN CURRENCY) for each of the - 432'749,079 - (Four hundred and thirty two million seven hundred and forty nine thousand and seventy nine) issued and outstanding shares, with voting rights, which aggregate amount will be paid from the 2013 Fiscal Year's Retained Earnings. This payment will be made in cash in one installment and will be made against the delivery of the record referred to in the penultimate paragraph of article 289 of the Mexican Securities Law. The payment of the declared dividend shall be made as of July 08 (eight) 2015 (two thousand and fifteen), for which the corresponding publication shall be made for knowledge of all the Shareholders.

3. In case that purchase transactions regarding the company's own shares are carried out with the Fund for the Purchase of the Company's Own Shares within the date of this Meeting and the date of payment of the declared dividend, no dividend will be paid with respect to the repurchased shares and the amount which would have corresponded to those shall be accounted for in the Retained Earnings account.
.

FOURTH: Approved the amount of $650'000,000.00 (SIX HUNDRED AND FIFTY MILLION PESOS 00/100 MEXICAN CURRENCY), as the maximum amount of funds that can be used for the purchase of the company's own shares, and a Report of the operations carried out with the company's own shares in the 2014 Fiscal Year was submitted.

FIFTH: Regarding the Fifth item of the Agenda, the following resolutions were adopted:

1) Elected the Company's Directors, Proprietary and Alternates, so that said corporate body be composed as follows:

                                                                           DIRECTORS:
                                                                  BOARD OF DIRECTORS:

PROPRIETARY:	ALTERNATES:
JUAN ANTONIO GONZALEZ MORENO	RAUL CAVAZOS MORALES
CARLOS HANK GONZALEZ	GRACIELA GONZALEZ MORENO
HOMERO HUERTA MORENO	ROGELIO SANCHEZ MARTINEZ
EDUARDO LIVAS CANTU	ALFREDO LIVAS CANTU
JAVIER VELEZ BAUTISTA	JORGE VELEZ BAUTISTA
INDEPENDENT PROPRIETARY:	INDEPENDENT ALTERNATES:
JUAN MANUEL LEY LOPEZ	JUAN MANUEL LEY BASTIDAS
ALBERTO SANTOS BOESCH	CARLOS GONZALEZ BOLIO
EVERARDO ELIZONDO ALMAGUER	RICARDO SADA VILLARREAL
THOMAS S. HEATHER	EUGENIO SEPULVEDA COSIO
GABRIEL ARTURO CARRILLO MEDINA	GABRIEL CARRILLO CATTORI
JAVIER MARTINEZ-ABREGO GOMEZ	JAVIER MARTINEZ-ABREGO MARTINEZ

  MR. JUAN ANTONIO GONZALEZ MORENO was ratified as Chairman of the Board of Directors and MR. CARLOS HANK GONZALEZ was ratified as Vice Chairman.

  MR. SALVADOR VARGAS GUAJARDO was appointed as Non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS was appointed as his Alternate.

  The meeting qualified the independence of Messrs. Juan Manuel Ley Lopez, Alberto Santos Boesch, Everardo Elizondo Almaguer, Thomas S. Heather, Gabriel Arturo Carrillo Medina and Javier Martinez-Abrego Gomez, as well as their corresponding alternates, Messrs. Juan Manuel Ley Bastidas, Carlos Gonzalez Bolio, Ricardo Sada Villarreal, Eugenio Sepulveda Cosio, Gabriel Carrillo Cattori and Javier Martinez-Abrego Martinez to integrate the Board of Directors, pursuant to Article 26 of the ''Ley del Mercado de Valores'' (Mexican Securities Law).

  Approved as compensation for the Company's Directors the amount of $84,000.00 (EIGHTY FOUR THOUSAND PESOS 00/100 MEXICAN CURRENCY) per each attendance to the Board Meetings.

  Approved as compensation for the members of the Audit Committee the amount of $84,000.00 (EIGHTY FOUR THOUSAND PESOS 00/100 MEXICAN CURRENCY) and for the members of the Corporate Governance Committee the amount of $42,000.00 (FORTY TWO THOUSAND PESOS 00/100 MEXICAN CURRENCY) per each attendance to each Meeting of such Committees, as well as for the execution of their duties, studies and previous analysis carried out for each Meeting held within the aforementioned Committees.

SIXTH: Appointed the Independent Director Mr. Thomas S. Heather as Chairman of the Audit and Corporate Governance Committees; appointed, the Independent Director Mr. Everardo Elizondo Almaguer as Financial Expert and appointed Mr. Gabriel Arturo Carrillo Medina as member of both Committees.

SEVENTH:  Authorized Messrs. SALVADOR VARGAS GUAJARDO and GUILLERMO ELIZONDO RIOS, so that jointly or separately, any of them, on behalf and in representation of the Company, may carry out any and all acts needed to comply with the resolutions adopted in this Meeting, and if necessary, appear before a Notary Public of their choice to formalize any portion or all of these minutes, as well as to issue simple or certified copies of the same.

 EIGHTH: Approved the content of the minutes prepared in connection with the aforementioned Meeting.

San pedro Garza Garcia, N.L., April 24, 2015.

GUILLERMO ELIZONDO RIOS

ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS